UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Partnership Interest Transfer Agreement

On April 4, 2026, Beijing Xunhuo E-Commerce Co., Ltd. (“Beijing Xunhuo”), an indirectly wholly-owned subsidiary of Baosheng Media Group Holdings Limited (the “Company”), Guangzhou Yichuanghui Enterprise Management Consulting Co., Ltd. (the “Purchaser”), and Guangzhou Shanxingzhe Technology Investment LLP (“Shanxingzhe”) entered into a Partnership Interest Transfer Agreement (the “Transfer Agreement”), pursuant to which Beijing Xunhuo agreed to sell, assign, and transfer its 42.8571% partnership interest in Shanxingzhe to the Purchaser for cash consideration of RMB15,000,000 (approximately US$2,179,408.94). The transferred partnership interest corresponds to Beijing Xunhuo’s subscribed capital contribution of RMB 30,000,000 in Shanxingzhe. According to an independent appraisal report issued by Beijing Zhengtong Huirong Asset Appraisal Co., Ltd. on March 30, 2026, the appraised value of the transferred partnership interest was RMB 15,160,402.31.

Pursuant to the Transfer Agreement, the purchase price is to be paid by the Purchaser to Beijing Xunhuo in three installments: (i) RMB 5,000,000 by April 2, 2026, (ii) RMB 3,000,000 by May 31, 2026, and (iii) RMB 7,000,000 by June 30, 2026. The Transfer Agreement further provides that, within three business days following payment of the first installment, the parties shall complete the applicable industrial and commercial change registration in connection with the transfer of the partnership interest. Upon completion of such registration procedures, the Purchaser will hold the transferred 42.8571% partnership interest in Shanxingzhe, and Beijing Xunhuo will cease to hold any rights or interests with respect to such transferred partnership interest.

The Transfer Agreement contains customary representations, warranties, covenants and other terms and conditions, including, among other things, that the transferred partnership interest shall be free and clear of pledges, freezes and other encumbrances, that the other partners of Shanxingzhe do not object to the transfer, and that the parties cooperate in completing the necessary internal approvals and registration procedures.

The foregoing summary of the Transfer Agreement is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit 99.1 to this report and incorporated herein by reference.

Incorporation by Reference

This report, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-273720) of the Company, as amended, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1*	Partnership Interest Transfer Agreement, dated April 4, 2026, by and among Beijing Xunhuo E-Commerce Co., Ltd., Guangzhou Yichuanghui Enterprise Management Consulting Co., Ltd., and Guangzhou Shanxingzhe Technology Investment LLP.

* Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	April 8, 2026